Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Lorus receives notification from AMEX of non-compliance with certain listing standards

     TORONTO, Feb. 19 /CNW/ - Lorus Therapeutics Inc. ("Lorus" or the
"Company"), received notice from the American Stock Exchange ("AMEX or
"Exchange") dated February 13, 2008 indicating that the Company need to comply with the $6 million stockholder's equity threshold required for continued
listing under AMEX Company Guide Sec. 1003(a)(iii).
     This notification was triggered by the decline of Lorus' market capitalization to less than $50 million, which previously exempted Lorus from meeting the minimum stockholder's equity requirement. Pursuant to the letter,
Lorus will be required to submit to AMEX by March 13, 2008 for its review and acceptance, a plan to bring the Company into compliance with the aforesaid stockholder's equity requirements within an eighteen-month period. Lorus expects to submit a plan in which it will advise AMEX of action it has taken, or will take, that would bring it into compliance with continued listing standards.
     The Company anticipates that execution of its current business plan would improve the stock price and raise Lorus' average market capitalization above
$50 million for a sustained period of time, thus bringing the Company into compliance.

     About Lorus

     Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus has completed one Phase II and one Phase III clinical trial. Lorus Therapeutics Inc. is listed on the Toronto Stock
Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

     Forward looking statements

     This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as
"continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements or the transactions described in this press release to be materially different from any future results, performance, achievements or transactions described in this press release, if at all, that may be expressed or implied by such forward-looking statements, including, among others: the progress of negotiations; our ability to obtain regulatory, security holder and other approvals; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the
United States Securities and Exchange Commission.
     Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and
Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

     Lorus Therapeutics' recent press releases are available through the
Company's website at www.lorusthera.com. For Lorus' regulatory filings on
SEDAR, please go to Sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for 4325231 Canada Inc.

     %SEDAR: 00025614EF          %CIK: 0000882361

     /For further information: Lorus Therapeutics Inc., Peter Korth, (416)
798-1200 ext. 325, ir(at)lorusthera.com/
     (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 08:00e 19-FEB-08